                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                        1-10367

(Check One):
[X] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F                   [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended:
                  DECEMBER 31, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

----------------------------
                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant  ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                             ---------------------------------------------------
    Former name if applicable
                              --------------------------------------------------

    Address of principal executive office (Street and number)

                              914 NORTH JEFFERSON STREET
    City, state and zip code  SPRINGDALE, ARKANSAS 72764

                                     PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002 COULD NOT BE TIMELY FILED AS THE COMPANY IS REASSESSING THE SHORT-TERM IMPACT ON OPERATIONS AND BUSINESS STRATEGY AND ITS DISCUSSION OF SUCH MATTERS IN THE 10-K, IN LIGHT OF A FIRE THAT OCCURRED ON MARCH 28, 2003 AT ITS JUNCTION, TEXAS FACILITY. AS THE COMPANY REPORTED ON MARCH 28, 2003, THIS PAST FRIDAY, THE FACTORY HAS BEEN SHUT DOWN TEMPORARILY PENDING AN EVALUATION BY PLANT AND SAFETY ENGINEERS. IN THE INTERIM, SOME PRODUCTION WILL BE RE-ROUTED TO THE SPRINGDALE, ARKANSAS PLANT. THE COMPANY EXPECTS MINIMAL DISRUPTION OF PRODUCT DELIVERIES TO ITS CURRENT CUSTOMERS, THOUGH SEVERAL NEW PRODUCT RELEASES MAY BE DELAYED.

                                     12b25-1

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.


JOE G. BROOKS                         (479)              756-7400
     (Name)                        (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AS THE COMPANY REPORTED IN AN EARNINGS RELEASE ON MARCH 30, 2003, NET SALES FOR THE YEAR ENDED DECEMBER 31, 2002 WERE $41.4 MILLION COMPARED TO $33.4 MILLION IN 2001 -- AN INCREASE OF 24 PERCENT. NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002, WAS $915,250 COMPARED TO $312,864 FOR THE PRIOR YEAR -- AN IMPROVEMENT OF $602,386 OR 193 PERCENT, DESPITE ONE-TIME CHARGES RELATED TO LITIGATION SETTLEMENTS IN 2002 OF $1,234,000.


               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MARCH 31, 2003                    By: /s/ JOE G. BROOKS
                                            ------------------------------------
                                            JOE G. BROOKS, CHAIRMAN


                                     12b25-2